Exhibit 99.1

Axcan Pharma inc. 597, boulevard Laurier Mont-Saint-Hilaire (Québec) Canada J3H 6C4 Tél.: (450) 467-2600 1-800-565-3255 Téléc.:(450) 464-9979 www.axcan.com

VIA SEDAR

February 11, 2008

TO :	Autorités Des Marchés Financiers
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, P.E.I.
Government of Newfoundland & Labrador

RE :	Axcan Pharma Inc.

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102 - ontinous Disclosure Obligations

Sirs,

We hereby advise you of the following results obtained at the Annual and Special meeting of shareholders of Axcan Pharma Inc. (the “Corporation”) held on January 25, 2008:

ITEM VOTED UPON

VOTING RESULT

Special resolution contemplating the acquisition of all outstanding shares of Axcan Pharma Inc.

The vote on a special resolution in the form annexed as “Appendix A” to the Management Information Circular of Axcan Pharma Inc. (“Axcan”) dated December 21, 2007, to approve the Plan of Arrangement under section 192 of the Canada Business Corporations Act involving Axcan, its common shareholders and 4445660 Canada Inc. (the “Purchaser”), an affiliate of TPG Partners V, L.P., contemplating the acquisition by the Purchaser of all outstanding common shares of Axcan was approved on a vote by show of hands.

Yours truly,

Signed at Mont-Saint-Hilaire, Quebec, on February 11, 2008

François Painchaud

Corporate Secretary

Axcan Pharma Inc.